                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*

                      LIGAND PHARMACEUTICALS INCORPORATED
               -------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $.001 PAR VALUE
                     -------------------------------------
                        (Title of Class of Securities)

                                   53220K207
                             --------------------
                                (CUSIP Number)

     JAMES B. LOOTENS, ASSISTANT SECRETARY AND ASSOCIATE GENERAL COUNSEL,
                Eli Lilly and Company, Lilly Corporate Center,
                   INDIANAPOLIS, INDIANA 46285  317-276-5835
                   -----------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                      N/A
                                      ---
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. [ ]


     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

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CUSIP No.                                                53220K207
-------------------------------------------------------------------------------

(1)   Names of Reporting Persons:                        Eli Lilly and Company
      S.S. or I.R.S. Identification                      35-0470950
      Nos. of Above Persons
-------------------------------------------------------------------------------

(2)   Check the Appropriate Box                          (a) _________________
      if a Member of a Group                             (b) _________________
                                                         Not Applicable
-------------------------------------------------------------------------------
(3)   SEC Use Only
-------------------------------------------------------------------------------
(4)   Source of Funds                                    Not Applicable
-------------------------------------------------------------------------------
(5)   Check if Disclosure of Legal
      Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                              Not Applicable
-------------------------------------------------------------------------------
(6)   Citizenship or Place of Organization               Indiana

-------------------------------------------------------------------------------
Number of Shares          (7)  Sole Voting               2,240,614
 Beneficially Owned            Power
 by Each Reporting        (8)  Shared Voting             None
 Person With                   Power
                          (9)  Sole Dispositive          2,240,614
                               Power
                          (10) Shared Dispositive        None
                               Power

-------------------------------------------------------------------------------

(11)  Aggregate Amount Beneficially
      Owned by Each Reporting Person                     2,240,614
-------------------------------------------------------------------------------

(12)  Check if the Aggregate Amount                      Not Applicable
      In Row (11) Excludes Certain Shares
-------------------------------------------------------------------------------

(13)  Percent of Class Represented                       5.7%
      by Amount in Row (11)
-------------------------------------------------------------------------------

(14)  Type of Reporting Person                           CO
-------------------------------------------------------------------------------

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Item 6.   Contracts, Arrangements, Understandings or Relationships With
          ---------------------------------------------------------------
          Respect to Securities of the Issuer.
          -----------------------------------

     On December 5, 1997, Lilly filed as Exhibit B to its original Schedule 13D a redacted copy of an Option and Wholesale Purchase Agreement dated November 25, 1997, subject to a confidential treatment request. Following discussions with the Commission staff, Lilly now files as Exhibit A to this Amendment a revised redacted version of that Agreement.


Item 7.   Material to Be Filed as an Exhibit.
          ----------------------------------

           Exhibit A Option and Wholesale Purchase Agreement dated as of --------- November 25, 1997 between Lilly and the Issuer.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      ELI LILLY AND COMPANY



                                      BY: /s/ Jeffrey W. Henderson
                                         ------------------------------
                                              Jeffrey W. Henderson
                                          Vice President and Treasurer

Date: October 28, 1998

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                                 EXHIBIT INDEX



     Exhibit A      Option and Wholesale Purchase
                    Agreement dated as of November 25,
                    1997*



     *This Exhibit is filed in redacted form. The redacted material is subject to a confidential treatment request filed with the Securities and Exchange Commission under 17 C.F.R. Sections 200.80(b)(4) and 240.24(b).


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